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                          November 22, 2023

       Roderick de Greef
       Chief Executive Officer
       BioLife Solutions, Inc.
       3303 Monte Villa Parkway, Suite 310
       Bothell, Washington, 98021

                                                        Re: BioLife Solutions,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 17,
2023
                                                            File No. 333-275645

       Dear Roderick de Greef:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Michael A. Hedge, Esq.